EXHIBIT 99.1

NXT Announces Change of Auditor

CALGARY, Alberta, May 29, 2023 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) is pleased to announce the appointment of MNP LLP as its auditor for the year ended December 31, 2023, subject to shareholder approval at the next annual and special meeting of shareholders.

MNP LLP is a full-service, accounting and business advisory firm in Canada which is suitable for NXT as the Company embarks on new initiatives with strategic international partners. NXT expresses appreciation to KPMG LLP for their long service in the formative years of the Company. With the resignation of KPMG, MNP will begin to perform interim review services for NXT in connection with the Company’s fiscal quarter ended June 30, 2023.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Michael Baker
Vice President of Finance & CFO	Investor Relations
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 264 7020
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com